July 18, 2018

Christopher Carroll
Senior Vice President. Controller and Chief Accounting Officer
The Interpublic Group of Companies, Inc.
909 Third Avenue
New York, NY 10022

       Re: The Interpublic Group of Companies, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed February 26, 2018
           Form 10-Q for the Quarter Ended March 31, 2018
           Filed April 27, 2018
           File No. 001-06686

Dear Mr. Carroll:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2018

Notes to Consolidated Financial Statements
Note 3: Revenue, page 10

1. We note your disclosure on page 14 regarding your branding arrangements. Please tell us what two specific performance obligations you have identified and how you determined you were the principal for both services. Reference ASC 606-10-25-19 through 22, ASC
      606-10-55-36 through 40 and ASC 606-10-50-12.
2. Please provide us with your analysis regarding how you determined you had one performance obligation in your events and public relations arrangements. In addition, tell
 Christopher Carroll
The Interpublic Group of Companies, Inc.
July 18, 2018
Page 2
         us how you determined you were acting as the principal in these arrangements. Reference
         ASC 606-10-25-19 through 22 and ASC 606-10-55-36 through 40.
3. Please provide us with your analysis regarding how you determined you had two performance obligations in both your advertising and media business. In addition, tell us how you determined you were the agent for your production and media buying services.
         Reference ASC 606-10-25-19 through 22 and ASC 606-10-55-36 through 40. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365
or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

FirstName LastNameChristopher Carroll
Comapany NameThe Interpublic Group of Companies, Inc.
                                                      Division of Corporation
Finance
July 18, 2018 Page 2                                  Office of
Telecommunications
FirstName LastName